SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.       English translation of letter submitted to the Argentine Securities and Exchange Commission (Comisión Nacional de Valores), dated February 16, 2017: Update of Anti-Fraud Policy.

FREE TRANSLATION

Buenos Aires, February 16, 2017

Chairman of the Comision Nacional de Valores

Lic. Marcos Ayerra

Dear Sirs,

RE.: Update of Anti-Fraud Policy

I am writing you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the Company), to inform you that the Board of Directors, in a meeting held today, has approved the update of the “Anti-Fraud Policy” of the Company.

We hereby attach a copy of the updated version of the referred "Anti-Fraud Policy", document that will be informed to all those working in the Company in order for them to become aware and commit to its fulfillment.

Sincerely,

Mariano Ibáñez

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.
Date:	February 16, 2017	By:	/s/ Pedro G. Insussarry
			Name:	Pedro G. Insussarry
			Title:	Responsible for Market Relations

ANTI-FRAUD POLICY

TABLE OF CONTENTS

1.	COMMITMENT
2.	PURPOSE
3.	SCOPE OF APPLICATION
4.	PERSONS TO WHOM THIS POLICY IS DIRECTED
5.	DEFINITIONS
6.	RELATED RULES, REGULATIONS AND INTERNAL STANDARDS
7.	FRAUD MANAGEMENT ROLES
8.	TYPES OF FRAUD AND IRREGULARITIES
9.	PENALTIES FOR NON- COMPLIANCE
10.	POLICY APPROVAL

1.	COMMITMENT
1.1.	The Companies of the Telecom Argentina Group state their commitment to the terms of this Policy, and adhere in all their activities to the values and principles contained in the Code of Ethics and Conduct, promoting at all times an anti-fraud and anti-corruption culture.

1.2.	Every employee is responsible for applying the guidelines and criteria defined in this Policy and for adhering in all their actions to the values and premises defined in the Code of Ethics and Conduct.

2.	PURPOSE
2.1.	The Companies of the Telecom Argentina Group develop its activities in accordance to the values and principles contained in the Code of Ethics and Conduct, in the belief that all business should be conducted in an ethical manner, complying with the highest professional standards in business conduct.
2.2.	This Policy is intended to set the guidelines to promote a culture of transparency and prevention of any dishonest behavior or fraudulent acts that could affect the Group’s interests.
2.3.	The Anti-Fraud Policy (hereinafter, “the Policy” or “this Policy”) sets the roles, responsibilities and methodology for appropriate identification, assessment and management of fraud risks, as well as for the prevention, detection, investigation and remediation of any potential acts of fraud that could be perpetrated as part of the Companies’ activities or against them.

3.	.SCOPE OF APPLICATION
3.1.	This Policy applies to Telecom Argentina S.A. (“Telecom Argentina”), and its directly or indirectly controlled companies, whose Boards approve and adopt this Policy, hereinafter collectively referred to as “the Companies” or “the Telecom Argentina Group” or “the Group”.

4.	PERSONS TO WHOM THIS POLICY IS DIRECTED
4.1.	The persons to whom this Policy is directed, for whom these provisions are mandatory, are all the members of the Board of Directors, the Supervisory Committee, the CEO, Directors, Managers and other personnel, regardless of their mode of contract or employment (hereinafter, all of the abovementioned persons individually and collectively referred to as “the Personnel”), of each of the Companies, any Third Parties acting for or on behalf of the Companies, and any suppliers, contractors and service providers.

4.2.	Any reference in this Policy to compliance with Personnel duties, attitudes and behaviors towards the Company, shall mean the duties, attitudes and behaviors of Personnel with regard to each and every Company of the Telecom Group.

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4.3.	This Policy, once approved by the Board, shall have the same rank, enforceability and distribution as the Code of Ethics and Conduct of the Telecom Argentina Group.

5.	DEFINITIONS

For purposes of this Policy:

5.1.	“Fraud” means any behavior, whether by action or intentional omission, intended to gain, through scheme, deceit or abuse of trust, an undue advantage, that causes damage to the Companies.
5.2.	“Irregularities” means any acts that intentionally violate the Group’s internal standards or its Code of Ethics and Conduct, if carried out with the intention to damage the Companies, the Personnel or a third party, or to gain an undue advantage for the perpetrator, any member of the Personnel or a third party.

Additionally, an Irregularity will be deemed to exist when the behavior derives from recklessness, negligence or gross imprudence, or from noncompliance with rules or duties, when the action or omission leads to an undue advantage or benefit for the perpetrator or third parties, and/or causes damage to the Companies.

This Policy is intended to prevent and, if applicable, penalize any actions that qualify as Fraud and Irregularities.

Fraud and Irregularities are categorized in the following types, depending on the subject involved:

5.2.1.	Internal: Activity of one or more members of the Personnel.
5.2.2.	External: Activity of one or more parties external to the Companies.
5.2.3.	Mixed: Activity of one or more external parties and one or more members of the Personnel.

6.	RELATED RULES, REGULATIONS AND INTERNAL STANDARDS
6.1.	The preventive strategy focused on risk mitigation shall take into account external, internal and individual risk factors involving the risk of Fraud and Irregularities, i.e., all facts, circumstances, incentives, opportunities or attitudes which, by themselves or collectively, may favor or determine the perpetration of Fraud or Irregularities.

6.2.	Framework COSO 2013 (Committee of Sponsoring Organizations of the US Treadway Commission), its components and principles, and their relation to the principles of Fraud risk management.

6.3.	US Securities & Exchange Commission: Legal and regulatory requirements applicable in terms of Anti-Fraud policies.

6.4.	The Companies’ Internal Regulations of the Anti-Fraud Framework, including a set of clauses at various levels, and mainly based on prevention, detection, management, communication and monitoring of Fraud and Irregularities. Said framework regulations comprise and interact with the following elements:

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6.4.1.	Code of Ethics and Conduct of the Telecom Argentina Group
6.4.2.	Anti-Corruption Policy
6.4.3.	Conflict of Interest Policy
6.4.4.	Enterprise Risk Management (ERM) Policy
6.4.5.	Physical and IT Asset Security and Preservation Policy
6.4.6.	Section 404 of the Sarbanes-Oxley Act
6.4.7.	Authorization System in force (RAV)
6.4.8.	Segregation of Duties System (GRC)

7.	FRAUD MANAGEMENT ROLES

7.1.	All Employees of the Telecom Group are responsible for being familiarized with and having a full understanding of the Anti-Fraud Policy and the Fraud Management Standard Procedure, adhering in all their behaviors to the values and guidelines set in the Code of Ethics and Conduct, knowing the actions that could constitute Fraud or Irregularities, executing all controls under their responsibility, reporting suspicious incidents, and cooperating with any ensuing investigations.

7.2.	Management shall have the primary responsibility for establishing and monitoring all aspects of the identification and assessment of the risks of Fraud and Irregularities and the activities of prevention, detection, management and remediation or correction resulting from the assessment of specific risks in their areas. Additionally, Management is responsible for ensuring that any internal or external Fraud and Irregularities detected are duly reported for investigation and, if applicable, for applying the relevant penalties or reporting them to the competent authorities, when pertinent. Additionally, Management shall provide the information that the Internal Audit or Corporate Security Departments may require for the investigation of cases.

7.3.	Corporate Security:
7.3.1.	Lead and prepare the Framework of Standards, Procedures and external Anti-Fraud Control Environment associated with the delivery of products and services, for both the wholesale and the retail markets.
7.3.2.	Identify and assess risks appropriately, and determine an adequate program for their prevention, detection, mitigation and investigation, as well as ensuring that any relevant cases are addressed.
7.3.3.	Follow up the implementation of the remediation plans by the Management.
7.3.4.	Prepare a regular report of Fraud and external Irregularities identified and addressed, and escalate them to the Persons responsible in the Organization.
7.4.	Compliance:
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7.4.1.	Establish an adequate control environment, promoting an ethical business management culture, and coordinate the implementation of anti-fraud policies and procedures.
7.4.2.	Take part in the process of Fraud risk identification and assessment, and in the monitoring of effective implementation of the action plans designed for remediation.
7.4.3.	Encourage a criterion of self-assessment of Fraud risk for an efficient practice of prevention and control in everyday activities.
7.4.4.	Require, when deemed necessary, specific information about certain cases and/or the reporting of facts that constitute external or internal risks.
7.4.5.	Establish a plan of communication to promote an anti-fraud culture and raise awareness with employees of the importance of preventing, detecting and reporting Fraud and Irregularity situations.
7.5.	Risk Management:
7.5.1.	Carry out the coordination of the Fraud risk assessment and mapping process, as part of the ERM system, with the support and collaboration of Compliance and Corporate Security areas.
7.6.	Internal Audit:
7.6.1.	Periodically assess the Policy, based on the effectiveness of controls and Fraud events reported.
7.6.2.	Manage and address any reports received over the website www.telecom-denuncias.com.ar (as defined in the Code of Ethics and Conduct and in the Fraud Management Procedure) and investigate any cases associated with internal fraud.
7.6.3.	Submit a regular report of relevant cases to the Audit Committee, which has exclusive competence for resolving Fraud cases involving accounting, internal control or audit issues.
7.6.4.	Check the implementation of action plans to ensure that corrective actions are applied once Fraud is detected in order to mitigate its effects.
7.6.5.	Include in the annual Internal Audit Plan the necessary testing procedures aimed at detecting any Fraud and/or Irregularity red flags.

7.7.	Audit Committee:
7.7.1.	Monitor the application of the Company’s risk management reporting policy, including Fraud risks. As such, the Audit Committee shall have all the responsibilities and powers granted to it by legislation and internal standards, with sufficient powers to carry out the actions that the Audit Committee deems appropriate.
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8.	TYPES OF FRAUD AND IRREGULARITIES
8.1.	There are potentially infinite types of Fraud and Irregularities, which may be categorized in classes that include, but are not limited to, the following:
8.1.1.	Asset Misuse: Theft or misuse of the Companies’ assets.

8.1.2.	Accounting or Financial Fraud: Alteration, distortion or misrepresentation of the Companies’ accounts and records in a way that they do not reflect the actual value of operations and transactions conducted, or are misleading as to the Companies’ financial and/or equity position.

8.1.3.	Money Laundering: Action intended to legitimize the proceeds from illegal activity, concealing their true origin.

8.1.4.	Non-Financial Fraud (when the undue benefit pursued is not an economic gain): Forgery or manipulation of documents, for personal benefit.

8.1.5.	Intellectual Property Violation: Illegal copy and distribution of counterfeit goods or data, including trademark, patent and reserved rights infringement. It includes the illegal acquisition of other companies’ trade secrets or proprietary information.

8.1.6.	Misuse and violation of insider information standards: Failure to preserve the confidentiality of the restricted strategic and privileged information of the Companies, causing damage to the Companies.

8.1.7.	Telco-Specific Fraud: Fraud involving telecommunication service providers. The parties damaged by this type of fraud are not only telecommunication companies but also, and frequently, customers or users.

9.	PENALTIES FOR NON-COMPLIANCE
9.1.	Any violations of this Policy, the Internal Procedures mentioned in this Policy and any applicable regulations will make the Companies’ Personnel personally liable for any direct or consequential damage whatsoever caused by said violation to the Company and/or the Telecom Argentina Group, including the demand for immediate return of any economic benefit that is unduly obtained. Such violations will be considered a serious breach of employee duties, which depending on the circumstances, may lead to termination of employment. Additionally, those responsible will be subject to the penalties set forth in the legislation, collective labour agreements and contracts.
9.2.	As regards any Third Parties involved, the penalties set forth in the General Contract Terms and Conditions will apply.
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10.	POLICY APPROVAL
10.1.	Any changes to this Policy shall be approved by the Board of Directors of each of the Companies, in agreement with the Board of Directors of Telecom Argentina, in order to keep a consistent Anti-Fraud Policy for all the Companies. The Internal Procedures mentioned in this Policy will be approved and, if applicable, modified by the CEO of the Telecom Argentina Group.

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